Exhibit 99.1

NEWS RELEASE
Toronto, December 2, 2019	Designated News Release
(in U.S. dollars unless otherwise noted)

Franco-Nevada Provides Update on CRA Review

As previously disclosed, the Canada Revenue Agency (“CRA”) is conducting an audit of Franco-Nevada Corporation’s 2012-2015 taxation years and the Company received a reassessment for its 2013 taxation year as described below.  Franco-Nevada has now received a proposal letter from the CRA for the 2014 and 2015 taxation years.  Franco-Nevada is providing this update given shareholder interest in this matter.

Mexico 2013 Reassessment

In December 2018, Franco-Nevada was reassessed in relation to royalty income earned by its Mexican subsidiary during 2013 as though a majority of such income was subject to tax in Canada.  The amount of the reassessment was approximately $8 million of Canadian tax plus applicable interest and penalties but before any relief under the Canada-Mexico tax treaty.  Franco-Nevada’s Mexican subsidiary has paid approximately $12 million in Mexican taxes on income earned in Mexico in 2013.  Franco-Nevada has filed a formal notice of objection in connection with the 2013 reassessment and, if necessary, will seek relief under the Canada-Mexico tax treaty.

Mexico 2014 and 2015 Proposal Letter

The CRA is now proposing to tax a majority of the royalty income earned by Franco-Nevada’s Mexican subsidiary during the 2014 and 2015 taxation years as though such income is subject to tax in Canada.  If the CRA is successful, Franco-Nevada’s preliminary estimate is that it would be subject to Canadian tax of approximately $11 million for these years plus applicable interest and penalties but before any relief under the Canada-Mexico tax treaty.  During the 2014 and 2015 taxation years, Franco-Nevada’s Mexican subsidiary paid approximately $18 million in Mexican taxes on income earned in Mexico.  Franco-Nevada will object to any subsequent reassessment as it did with the 2013 reassessment.  If the CRA were to audit and reassess Franco-Nevada in relation to its Mexican subsidiary for the years 2016 through 2018 on the same basis, Franco-Nevada’s preliminary estimate is that it would be subject to additional Canadian tax for these years of approximately $3.5 million plus applicable interest and penalties but before any relief under the Canada-Mexico tax treaty.  During the years 2016 through 2018, Franco-Nevada’s Mexican subsidiary paid approximately $3.8 million in Mexican taxes on income earned in Mexico.  Franco-Nevada intends to vigorously defend its position and, if necessary, seek relief under the Canada-Mexico tax treaty.

Barbados 2014 and 2015 Proposal Letter

The CRA is proposing to tax a majority of the stream income earned by Franco-Nevada’s Barbadian subsidiary during the 2014 and 2015 taxation years as though such income is subject to tax in Canada.  If the CRA is successful, Franco-Nevada’s preliminary estimate is that it would be subject to Canadian tax of approximately $5 million for these years plus applicable interest and penalties.  Franco-Nevada will object to any subsequent reassessment.  If the CRA were to audit and reassess Franco-Nevada in relation to its Barbadian subsidiary for the years 2016 through 2018 on the same basis, Franco-Nevada’s preliminary estimate is that it would be subject to additional Canadian tax for these years of approximately $48 million plus applicable interest and penalties.  Franco-Nevada intends to vigorously defend its position.

The CRA audit is ongoing and there can be no assurance that the CRA will not further challenge the manner in which the Company or any of its subsidiaries has filed their tax returns and reported its income and the Company may be subject to greater exposure than anticipated.  The Company does not believe that the CRA reassessments and proposed reassessments are supported by Canadian tax law and jurisprudence.  Management believes that the Company and its subsidiaries have filed their tax returns and paid all applicable taxes in compliance with Canadian, Mexican and Barbadian tax laws.

Corporate Summary

Franco-Nevada Corporation is the leading gold-focused royalty and stream company with the largest and most diversified portfolio of cash-flow producing assets.  Its business model provides investors with gold price and exploration optionality while limiting exposure to many of the risks of operating companies.  Franco-Nevada has a strong balance sheet and uses its free cash flow to expand its portfolio and pay dividends.  It trades under the symbol FNV on both the Toronto and New York stock exchanges. Franco-Nevada is the gold investment that works.

For more information, please go to our website at www.franco-nevada.com or contact:

Sandip Rana
Chief Financial Officer
(416) 306-6303
info@franco-nevada.com

Forward Looking Statements

This press release contains “forward looking information” and “forward looking statements” within the meaning of applicable Canadian securities laws and the United States Private Securities Litigation Reform Act of 1995, respectively, which may include, but are not limited to, statements with respect to future events or future performance, management’s expectations regarding Franco-Nevada’s growth, results of operations, estimated future revenues, carrying value of assets, future dividends and requirements for additional capital, mineral reserve and mineral resource estimates, production estimates, production costs and revenue, future demand for and prices of commodities, expected mining sequences, business prospects and opportunities, audits being conducted by the CRA, the expected exposure for current and future assessments and available remedies, the remedies relating to and consequences of the ruling of the Supreme Court of Panama in relation to the Cobre Panama project, the aggregate value of Common Shares which may be issued pursuant to the ATM Program, the Corporation’s expected use of the net proceeds of the ATM Program, and expected succession planning. In addition, statements (including data in tables) relating to reserves and resources and gold equivalent ounces (“GEOs”) are forward looking statements, as they involve implied assessment, based on certain estimates and assumptions, and no assurance can be given that the estimates and assumptions are accurate and that such reserves and resources and GEOs will be realized. Such forward looking statements reflect management’s current beliefs and are based on information currently available to management. Often, but not always, forward looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budgets”, “scheduled”, “estimates”, “forecasts”, “predicts”, “projects”, “intends”, “targets”, “aims”, “anticipates” or “believes” or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Forward looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Franco-Nevada to be materially different from any future results, performance or achievements expressed or implied by the forward looking statements. A number of factors could cause actual events or results to differ materially from any forward looking statement, including, without limitation: fluctuations in the prices of the primary commodities that drive royalty and stream revenue (gold, platinum group metals, copper, nickel, uranium, silver, iron-ore and oil and gas); fluctuations in the value of the Canadian and Australian dollar, Mexican peso, and any other currency in which revenue is generated, relative to the U.S. dollar; changes in national and local government legislation, including permitting and licensing regimes and taxation policies and the enforcement thereof; regulatory, political or economic developments in any of the countries where properties in which Franco-Nevada holds a royalty, stream or other interest are located or through which they are held; risks related to the operators of the properties in which Franco-Nevada holds a royalty, stream or other interest, including changes in the ownership and control of such operators; influence of macroeconomic developments; business opportunities that become available to, or are pursued by Franco-Nevada; reduced access to debt and equity capital; litigation; title, permit or license disputes related to interests on any of the properties in which Franco-Nevada holds a royalty, stream or other interest; whether or not the Corporation is determined to have “passive foreign investment company” (“PFIC”) status as defined in Section 1297 of the United States Internal Revenue Code of 1986, as amended; potential changes in Canadian tax treatment of offshore streams; excessive cost escalation as well as development, permitting, infrastructure, operating or technical difficulties on any of the properties in which Franco-Nevada holds a royalty, stream or other interest; access to sufficient pipeline capacity; actual mineral content may differ from the reserves and resources contained in technical reports; rate and timing of production differences from resource estimates, other technical reports and mine plans; risks and hazards associated with the business of development and mining on any of the properties in which Franco-Nevada holds a royalty, stream or other interest, including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters, terrorism, civil unrest or an outbreak of contagious diseases; and the integration of acquired assets. The forward looking statements contained in this press release are based upon assumptions management believes to be reasonable, including, without limitation: the ongoing operation of the properties in which Franco-Nevada holds a royalty, stream or other interest by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the asset portfolio; the Corporation’s ongoing income and assets relating to determination of its PFIC status; no material changes to existing tax treatment; no adverse development in respect of any significant property in which Franco-Nevada holds a royalty, stream or other interest; the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production; integration of acquired assets; the expected application of tax laws and regulations by taxation authorities; the expected assessment and outcome of any audit by any taxation authority; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended. However, there can be no assurance that forward looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Investors are cautioned that forward looking statements are not guarantees of future performance. In addition, there can be no assurance as to the outcome of the ongoing audit by the CRA or the Corporation’s exposure as a result thereof.  Franco-Nevada cannot assure investors that actual results will be consistent with these forward looking statements and investors should not place undue reliance on forward looking statements due to the inherent uncertainty therein. For additional information with respect to risks, uncertainties and assumptions, please refer to the “Risk Factors” section of Franco-Nevada’s most recent Annual Information Form filed with the Canadian securities regulatory authorities on www.sedar.com and Franco-Nevada’s most recent Annual Report filed on Form 40-F filed with the SEC on www.sec.gov. The forward looking statements herein are made as of the date of this press release only and Franco-Nevada does not assume any obligation to update or revise them to reflect new information, estimates or opinions, future events or results or otherwise, except as required by applicable law.